NewsRelease TC Energy to appeal Delaware court rulings in lawsuit related to 2016 Columbia Pipeline acquisition CALGARY, Alberta – May 15, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) strongly disagrees with the final decision issued today by the Delaware Chancery Court (the “Court”) allocating liability for earlier determined damages in an ongoing class action lawsuit related to TC Energy’s 2016 acquisition of Columbia Pipeline Group Inc. ("Columbia"). The Court previously held, in a decision issued in June 2023, that the former CEO and CFO of Columbia breached their fiduciary duties to Columbia stockholders and that TC Energy aided and abetted those breaches. TC Energy believes the Court made material errors of fact and law in its decisions and will appeal the determinations to the Delaware Supreme Court. In its May 15, 2024 decision, the Court awarded the Columbia stockholders damages of US$398.4 million and has allocated responsibility for that award in the amount of 50 per cent to the former Columbia CEO and CFO, collectively, and 50 per cent to TC Energy. TC Energy continues to disagree with many of the Court’s findings and believes the Court’s ruling departs from established Delaware law. TC Energy’s allocated share of the damages is US$199.2 million, plus an estimated US$179.5 million in pre- and post-judgment interest. TC Energy will appeal the Court’s decision and anticipates that the appeal will proceed through 2024 and conclude by mid-2025. TC Energy will post a bond in lieu of paying the damages award pending the outcome of its appeal. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. EXHIBIT 99.1

-30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522